

Axos Financial, Inc.
Investor Presentation

August 2021   NYSE: AX



Banking **Evolved**℠

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, the acquisition of E*TRADE Advisor Services, estimates of capital expenditures, plans for future operations, products or services, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance, or



achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2020, Form 10-Q for the quarter ended March 31, 2021 and our last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks



Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-selling	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

Data Driven Insight	Integrated Customer Experience	Digital Marketing	Digitally Enabled Operations	Next-Gen Technology

Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding



As % of average assets	Axos[1] (%)	Banks Greater Than $10bn[2] (%)
Net interest income	4.16%	2.20%
Salaries and benefits	0.94%	1.11%
Premises, equipment and other non-interest expense	0.98%	1.06%
Total non-interest expense	**1.92%**	**2.17%**
Core business margin	**2.35%**	**0.03%**

1. For the three months ended 3/31/2021 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved 8/12/2021.
2. All Commercial Banks by asset size. FDIC reported for three months ended 3/31/2021. Total of 158 institutions >$10 billion. Data retrieved 8/12/2021.

Axos Financial's Three Business Segments Provide the Foundation For Sustained Long-Term Growth



Consumer Banking

Securities

Commercial Banking

Investment Thesis

> Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments

> Differentiated retail digital strategy from "online savings banks" or fin-tech competitors

> Structural cost advantage vs. traditional banks

> Differentiated distribution strategy

> New business initiatives will generate incremental growth

> Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity

> Technology synergies among business segments reduce overall cost of growth strategy

Our Model is Built for Increased Digital Interactions



COVID-19 Has Accelerated Adoption of Digital Banking and Wealth Management

Consumer Banking	Commercial Banking	Securities

Consumer Banking

› Convenience and superior user experience keys to long-term success

› Effective use of customer data and segmentation reduces customer acquisition costs and increases cross-sell

› Control of front- and back-end connectivity to technology stack provides cost and time-to-market advantages

› UDB allows Axos to continuously add new self-service tools and value-added services within our digital banking platform

Commercial Banking

› Providers that integrate banking with specialized software to serve specific customer segments will gain market share

› Axos Fiduciary Services supports trustees and fiduciaries nationwide through software + services model

› Winning cash/treasury management accounts through > automation and custom API integration

› Regional sales leaders supported by centralized service team creates a more efficient and scalable model

Securities

› Consumers across all age and income demographics want to manage their finances through a centralized, digital platform

› Independent RIAs and IBDs need banking services to compete with money center banks and large broker-dealers

› Owning clearing, custody, and direct-to-consumer digital wealth capabilities provides opportunities to serve consumers with incremental services at favorable economics

Fiscal 2021 Fourth Quarter Highlights Compared with Fiscal 2020 Fourth Quarter



Asset Growth

$ Millions

13,852	**3.0%** → 14,266

15,000
10,000
5,000
0

Q4 2020   Q4 2021

Deposit Growth**

$ Millions

11,336	**-4.6%** → 10,815

15,000
10,000
5,000
0

Q4 2020   Q4 2021

Net Income*

$ Millions

47.0	**18.7%** → 55.8
45.3	54.3

100
50
0

Q4 2020   Q4 2021

Diluted EPS*

$ Diluted EPS

0.78	**18.0%** → 0.92
0.75	0.90

1.00
0.80
0.60
0.40
0.20
0.00

Q4 2020   Q4 2021

Return on Equity = 16.0%*
Return on Assets = 1.49%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, exclude non-cash amortization expenses and other non-recurring costs. Without adjusted earnings, ROE was 15.56% and ROA was 1.46% based on GAAP earnings.
** Deposit decrease by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021.

Fiscal 2021 Highlights Compared with Fiscal 2020



Asset Growth
$ Millions

13,852	14,266

3.0%

FY 2020 — FY 2021

15,000
10,000
5,000
0

Deposit Growth**
$ Millions

11,336	10,816

-4.6%

FY 2020 — FY 2021

15,000
10,000
5,000
0

Net Income*
$ Millions

190.5 → **16.9%** → 222.6

183.4	215.7

FY 2020 — FY 2021

250
200
150
100
50
0

Diluted EPS*
$ Diluted EPS

3.10 → **18.7%** → 3.68

2.98	3.56

FY 2020 — FY 2021

3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00

Return on Equity = 17.06%*

Return on Assets = 1.57%*

* Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and other non-recurring costs. Without adjusted earnings, ROE was 16.51% and ROA was 1.52% based on GAAP earnings.
** Deposit decrease by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021.

Diluted EPS and Book Value Per Share Have Been Consistently Strong



Diluted EPS (FY)



$ per share

2016	1.87
2017	2.10
2018	2.37
2019	2.75*
2020	3.10*
2021	3.68*

14.5% CAGR

Book Value Per Share (FY)

$ per share

2016	10.73
2017	13.05
2018	15.24
2019	17.47
2020	20.56
2021	23.62

17% CAGR

*Adjusted earnings and adjusted earnings per diluted common share, non-GAAP measures, which excludes non-cash amortization expenses and non-recurring costs related to mergers and acquisitions, and other non-recurring costs. Without adjusted earnings, Diluted EPS was $2.48, $2,98 and $3.56 for FY19, FY20 and FY21, respectively, based on GAAP earnings.

Net Interest Margin Has Been Stable/Rising Through a Variety of Interest Rate Cycles



Axos is a Top Quartile Performer Versus Bank Peer Group



	Axos Bank	Peer Group	Percentile
ROAA	1.81%	1.16%	81%
Return on equity	19.01%	10.63%	84%
G&A	1.98%	2.39%	30%
Efficiency ratio	42.31%	64.48%	8%

The 84% on ROE means that the Bank outperformed 84% of all banks. The 30% G&A ranking means that only 30% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 3/31/21; data retrieved 8/12/21.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 3/31/21.

Net Loan Growth by Category for Fourth Quarter Ended June 30, 2021



$ Millions

		Q4 FY21	Q3 FY21	Inc (Dec)
Single Family Mortgage & Warehouse	**Jumbo Mortgage**	$3,745	$3,931	($186)
	SF Warehouse Lending	614	968	(354)
Multifamily & SB Commercial Mortgage	**Multifamily**	2,020	1,963	57
	Small Balance Commercial	450	461	(11)
Commercial Real Estate	**CRE Specialty**	3,090	2,911	179
	Lender Finance RE	91	132	(41)
Commercial & Industrial Non-RE	**Lender Finance Non RE**	580	523	57
	Equipment Leasing	112	121	(9)
	SBLOC & Other	432	387	45
Auto & Consumer	**Auto**	300	266	34
	Unsecured / OD	62	58	4
Other	**PPP**	55	125	(70)
	Refund Advance & Other	4	10	(6)
		$11,555	$11,856	$(301)

Loans & Leases

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)





		Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Average Loan to Value	**Multifamily**	55%	56%	56%	55%	55%
	Single family	58%	58%	58%	57%	57%

Chart values: Q4 2020: $10,631,349; Q1 2021: $10,925,450; Q2 2021: $11,609,584; Q3 2021: $11,711,215; Q4 2021: $11,414,814

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)
($ in millions)



* $7.3M in charge-offs related to HRB

Allowance for Credit Losses (ACL) by Loan and Lease Category at June 30, 2021



$ Millions

	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$4,359.5	$26.6	0.61%
Multifamily & SB Commercial Mortgage	2,470.4	13.2	0.53%
Commercial Real Estate	3,180.4	57.9	1.82%
Commercial & Industrial Non-RE	1,123.9	28.5	2.54%
Auto & Consumer	362.2	6.5	1.79%
Other	58.3	0.3	0.51%
	$11,554.7	$133.0	1.15%

Loans & Leases

Loan Origination Growth



Fiscal Year Loan Originations

$ Billions

12.2% 5-yr CAGR

Year	Loans for Investment	Loans for Sale	Total
2016	3.6	1.4	5.0
2017	4.2	1.4	5.6
2018	5.9	1.6	7.5
2019	6.9	1.5	8.4
2020	6.8	1.6	8.4
2021	7.3	1.6	8.9

Annual growth rate

2016	2017	2018	2019	2020	2021
	12.0%	33.9%	12.0%	0.0%	6.0%

■ Loans for Investment   ■ Loans for Sale

Future Plans

> Organic growth in existing business lines
>   • Multifamily geographic expansion
>   • Agency and jumbo mortgage channel expansion
>   • Small Balance Commercial Real Estate expansion
>   • Large Balance Commercial / Specialty Real Estate expansion

> Additional C&I verticals/product expansion

> Retail auto lending launch

> RIA M&A and succession lending

Diversified Deposit Businesses



Key Elements

Deposit

Consumer direct	‹ Full service digital banking, wealth management, and securities trading
Distribution Partners	‹ Exclusive relationships with significant brands, groups, or employers ‹ Exclusive relationships with brokers and financial planners through Axos Clearing and Axos Advisor
Small business banking	‹ Business banking with simple suite of cash management services
Commercial/ Treasury Management	‹ Full-service treasury/cash management ‹ Team enhancements and geographic expansion ‹ Bank and securities cross-sell
Axos Securities	‹ Broker-dealer client cash ‹ Broker-dealer reserve accounts
Specialty deposits	‹ Fiduciary services for trustees ‹ 1031 exchange firms ‹ Title and escrow companies ‹ HOA and property management
Fiduciary Services	‹ Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship ‹ Software allows servicing of SEC receivers and non-chapter 7 cases

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits



June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits 19%

Savings 31%

Time deposits 50%

June 30, 2021

100% of Deposits = $10.8 billion



Savings – IRA 3%

Time deposits 13%

Checking and other demand deposits 54%

Savings 30%

Checking Growth (6/2013 – 6/2021) = 1,387%
Savings Growth (6/2013 – 6/2021) = 406%

Axos Customer Base and Deposit Volume is Well Distributed Throughout the United States



Average Deposit Balance

- 100
- 500
- 1000
- 2500
- 5000
- 10000
- 25000
- 100000
- 250000

Number of Accounts

- 1
- 10
- 25
- 50
- 90

Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits
6 years of growth



Spot Balance ($BN's)

25.5% CAGR

35.0% CAGR

$1.73

$1.08

$6.77

$6.53

2015

2021

■ Loans ■ Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Service to Specialty Verticals
- Technology and Application Integration
- Reposition as Commercial Banker

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix



Deposit Growth *



$ Millions

12.3% 5-yr CAGR

	2016	2017	2018	2019	2020	2021
Deposits	6,044	6,900	7,985	8,983	11,337	10,816
% CDs[1]	17%	12%	25%	26%	20%	14%
% Borrowings[2]	12%	9%	6%	6%	4%	2%

Future Plans

> Enhanced digital marketing automation integrated to outbound sales group

> Products and technology integration targeted to specific industry groups

> Creation of differentiated consumer and business banking platform

> Enhanced focus on customer service and user experience

> Leverage existing and create new distribution partnerships to allow for reduced acquisition cost and leverage of external brands

[1] as a % of total deposits
[2] as a % of total liabilities

* Decrease in deposits by design to accommodate acquisition of $1.2 billion in deposits from E*TRADE Advisor Services in August 2021

Diversified Fee / Non-Interest Income



	% Fee Income FY 2021*	% Fee Income FY 2020*
Mortgage Banking — Agency, Jumbo, Multifamily	39%	20%
Gain on Sale – Other — Structured Settlement, Other	1%	7%
Deposit/Service Fees — Cash/Treasury Management, Consumer Deposit, Payments	19%	16%
Tax, Prepaid	9%	29%
Prepayment Fee	7%	6%
Broker-Dealer	25%	22%

Fee Income

*Excludes investment securities gains and losses

21

Axos Securities Overview



Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Clearing Securities Clearing & Custody	**69 IBDs** **200 RIAs** **265,000 Clients**
Axos Invest Digital Wealth & Personal Financial Management	**24,000 Clients**
Axos Trading Self-Directing Trading	**Launched Fiscal Q1 2022**

Access to ~289,000 Clients

Consumer Banking
> Consumer Deposit Accounts
> ODL/Margin Accounts
> Jumbo Single Family Mortgage Loans

Commercial Banking
> Securities-Backed Lines of Credit
> Cash Management
> Commercial Property Refinancing

Digital Solutions
> Universal Digital Platform
> Account Opening Platform

Securities Strategy



Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features

Onboard Clients Faster → "Single-Pane" → Rich Banking and Securities features

Independent RIAs

Introducing Broker-Dealers

Self-Directed Trading

End Clients

Universal Enrollment Platform

Universal Digital Bank Platform

TRADING

WEALTH

BANKING

CUSTODY

Secular Industry Trends Provide Opportunities for Axos





Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions



Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small and medium-sized RIAs and IBDs that large custodians do not serve well



Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages



Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

E*TRADE Advisor Services Acquisition



Axos Clearing acquired certain assets and deposits related to E*TRADE Advisor Services (EAS) – closed August 2, 2021

1) $55 million cash purchase price paid at closing from Axos Financial

2) Includes $24.8 billion of custodial assets & ~$1.2 billion low-cost deposits

3) Accelerates time-to-scale in RIA custody business

4) Adds new sources of fee income and services that compliment Axos Clearing's product offering

5) Own proprietary front- and back-end RIA custody technology platform

6) Rebranded Axos Advisor Services (AAS)

Strategic and Financial Benefits

1) Adds a turnkey technology platform to generate low-cost core deposits

2) Increases Axos' non-interest income by 33%[1]

3) Provides cross-sell opportunities across securities clearing, deposit & lending products to 200+ advisors and 153,000+ wealth management clients

4) Conversion to broker-dealer platform unlocks incremental revenue opportunities

5) Accretive to EPS - projected 1% accretion in FY 2022 and 5% in FY 2023

6) Tangible book value earn-back in ~3 years

(1)   Based on Axos' FY 2021 non-interest income (excluding HRB-related fees) of $94mm and EAS calendar year 2020 fee-based revenues of $31.3mm

Adds a Scalable Technology Platform



> Axos Advisor Services Platform Overview

Liberty Integrated Platform

Liberty Platform

- ✓ Web-based
- ✓ Highly scalable and secure
- ✓ Mobile capabilities
- ✓ Asset-based pricing
- ✓ APIs to 3rd party value – added CRM, planning, compliance, aggregation and other tools
- ✓ RIA client white labelled client portal, statements and mobile app

Growth Tools
- Prospecting
- Proposal
- Conversion
- Onboarding

Portfolio Management & Trading
- UMA
- Rebalancing
- Omnibus trading
- Tax harvesting
- Fractional shares

Managed Investment Solutions
- 3rd party investment managers
- Diverse strategies

Operational Tools
- Fee billing
- Mobile enabled
- Investor portal

Reporting + Analytics
- Performance
- Statements
- Private-labeling
- Custom branding

Liberty Custody

✓ No lending of client securities   ✓ FDIC insurance for up to $500K   ✓ Supports alternative / non-tradeable assets

Supported by High-Touch, Best-In-Class Client Service


Dedicated Strategic Business Consultant


Dedicated Client Service Advocate


Dedicated operations team


Access to executive management team, trainers, business consultants, technology experts, and onboarding teams

Helping advisors drive efficiencies so they can focus on building and sustaining their long-term client relationships

Long-Term Revenue and Expense Synergies



Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending



Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Business Segment Overview – Axos Invest



Core Services

- Free financial digital advisor that helps clients achieve their goals by automating the financial planning process.
- Provides premium packages for clients who want additional value beyond our core services.

Customer Behavior

- **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition.
- **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account).
- **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.

Customer Served

- Do-It-Yourself Mass Market

24,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Monetize Clients by Leveraging Data and Personalization at Key Event-Driven Decision Points



Key Goals of Universal Digital Bank



Personalization
> Increase chances of offering right product at the right time and place
> Personalization is the right antidote for too much choice, too much content, and not enough time

Self-Service
> Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages
> Products optimized by channel, recipient and journey
> Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)

Facilitate Partnerships
> Easy integration of third-party features (e.g., biometrics)
> Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party
> Enable creative customer acquisition partners

Customizable Experience
> Provide holistic and interactive and intuitive design experience
> Integrate online experience with other channels

Cross-Sell
> Artificial intelligence and big data credit models enable quick credit decisions
> Customized product recommendations based upon analytical determination of need

Personalization Solution Will Increase Consumer Engagement and Lifetime Value



Goal is to present customers with customized and relevant offers at the right time via the right channel

Target unknown prospects and lookalikes

Establish a central hub for customer information needed to identify + prioritize relevant opportunities

audience studio (DMP)

Cross Sell Engine

salesforce

Contact customers via marketing automation solutions

G f Ad Networks

sitecore CMS

marketing cloud

Online Banking | Websites

Enrollment | Mobile App

Present relevant personalized content across digital properties

As We Fully Digitize All Front-End Customer Interactions, Operational Efficiency Gains Also Become Possible



Online Banking Customer Interaction

- Provide compelling customer value proposition to use online banking
- Employ intelligent, personalized, automated campaigns to develop customer confidence in our messages
- Utilize multiple channels to deliver information that reflects customer preferences

Customer Self Service

- Expand digital channels and leverage omnichannel AI Hub across multiple channels, to streamline interactions
    - Easy to use self help via intelligent, automated platforms such as conversational.ai to make it easy to get what's wanted, when it's wanted, anytime, anywhere
    - Customer seamlessly switches from one channel to another e.g. IVR, Chatbot, Facebook Messenger, etc.

Operational Efficiency

- Customer centric operational efficiencies reduce cost, while accelerating delivery of customer requests
- Efficiencies are delivered using tools such as our robotic process automation platform, or low code platform to automate high volume, repetitive processes

Holistic Credit Risk Management



What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight



Loan Life Cycle	**Set Appetite**	**Originations**	**Portfolio Management**	**Reporting**	**Special Assets**
Axos Credit Objectives	**Establish Credit Framework and Culture**	**Safe Growth**	**Monitor Assets Throughout Life Cycle**	**Data-Driven Decision Making**	**Mitigate Problem Loans**

Example of Credit Tools

- Board of Directors
- Annual Strategic Plan
- Corporate Governance
- Policies & Approval Authorities















Credit Tools list is a sampling and is not purported to be comprehensive.

Credit Quality



No Loans in Forbearance

3/31/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,899.2	$0.0	0.00%	$85.0	1.74%
Multifamily and Commercial Mortgage	$2,424.2	$0.0	0.00%	$30.8	1.27%
Commercial Real Estate	$3,042.9	$0.0	0.00%	$16.4	0.54%
Commercial & Industrial - Non-RE	$1,030.9	$0.0	0.00%	$3.0	0.29%
Auto & Consumer	$323.6	$0.0	0.00%	$0.4	0.12%
Other	$135.7	$0.0	0.00%	$0.0	0.00%
Total	$11,856.5	$0.0	0.00%	$135.6	1.14%

6/30/2021	Loans O/S	Loans in Forbearance or Deferral	%	NPAs	%
Single Family-Mortgage & Warehouse	$4,359.5	$0.0	0.00%	$105.7	2.42%
Multifamily and Commercial Mortgage	$2,470.4	$0.0	0.00%	$20.4	0.83%
Commercial Real Estate	$3,180.4	$0.0	0.00%	$15.8	0.50%
Commercial & Industrial - Non-RE	$1,123.9	$0.0	0.00%	$2.9	0.26%
Auto & Consumer	$362.2	$0.0	0.00%	$0.3	0.08%
Other	$58.3	$0.0	0.00%	$0.0	0.00%
Total	$11,554.7	$0.0	0.00%	$145.1	1.26%

Change from 3/31/21 to 6/30/21	Loans O/S	Loans in Forbearance or Deferral		NPAs	
Single Family-Mortgage & Warehouse	-$539.7	$0.0		$20.7	
Multifamily and Commercial Mortgage	$46.2	$0.0		-$10.4	
Commercial Real Estate	$137.5	$0.0		-$0.6	
Commercial & Industrial - Non-RE	$93.0	$0.0		-$0.1	
Auto & Consumer	$38.6	$0.0		-$0.1	
Other	-$77.4	$0.0		$0.0	
Total	-$301.8	$0.0		$9.5	

Annualized Charge-offs (Recoveries) to Average Loans Outstanding





Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

35

Diversified Funding and Liquidity



Strong Profitability and Liquidity Support Organic Growth

Consumer and Commercial Deposits

> Axos Advisors
> Consumer Direct
> Small Business Banking
> Specialty Commercial Deposits

Non-Interest-Bearing Deposits

> Axos Fiduciary Services
> Commercial Cash/Treasury Management

Off Balance Sheet Funding*

> Axos Clearing - $356 million
> FHLB - $2.1 billion
> Federal Reserve Discount Window - $2.3 billion

Strong Capital Ratios*

> Tier 1 Capital: 12.28% (Bank)
> Tier 1 Leverage: 9.45% (Bank)
> Total Capital: 13.78 % (Holdco)
> TCE/TA: 8.97% (Holdco)
> Tangible Book Value/Share: $21.36

*As of 6/30/21

Contact Information



Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@axosfinancial.com
www.axosfinancial.com

**Johnny Lai, VP Corporate Development
and Investor Relations**

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com